EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2016 Financial Results and Provides Second Quarter 2016 Guidance

 Company Meets Q1 Revenue Guidance, Beats Gross Margin and EPS Guidance

Provides Q2 2016 Guidance Revenue to Increase 7.5 to 12.5% Sequentially, Gross Margin to be Around 26% and GAAP EPS to be 8.5 to 10.5 Cents

  Net revenue for the quarter increased 1.3% sequentially to $180.3 million, meeting previously issued Company guidance. Net revenue was affected by the delayed shipments from the Tainan earthquake on February 6th, without it, the Company would have beat its revenue guidance.
  Compared to the previous quarter, large-sized panel driver sales increased 5.8%, leading display growth. Small and medium-sized panel driver sales decreased 3.0%, slightly better than the original guidance. Non-driver sales increased 3.4%, led by strong sequential growth of AR/VR related business.
  Gross margin for the quarter increased 330 bps to 26.2% from Q4 2015, exceeding Q1 2016 guidance of 25% and achieving historical high due to favorable product mix change.
  Q1 2016 GAAP net income was $13.1 million, or 7.6 cents per diluted ADS, exceeding guidance of 5.5 to 7.5 cents. GAAP net income increased 113.5% from Q4 2015 and increased 4.2% from Q1 2015.
  Company's Q2 2016 guidance highlights positive trends in market share gain, new product launches and AR/VR business opportunities for FY2016.

TAINAN, Taiwan, May 12, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter ended March 31, 2016.

SUMMARY FINANCIALS

First Quarter 2016 Results Compared to First Quarter 2015 Results (USD in millions) (unaudited)

	Q1 2016	Q1 2015	CHANGE
Net Revenues	$180.3 million	$179.0 million	+0.7%
Gross Profit	$47.2 million	$46.0 million	+2.5%
Gross Margin	26.2%	25.7%	+0.5%
GAAP Net Income Attributable to Shareholders	$13.1 million	$12.6 million	+4.2%
Non-GAAP Net Income Attributable to Shareholders	$13.5 million (1)	$13.1 million (2)	+2.9%
GAAP EPS (Per Diluted ADS, USD)	$0.076	$0.073	+4.1%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.078 (1)	$0.076 (2)	+2.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.

First Quarter 2016 Results Compared to Fourth Quarter 2015 Results (USD in millions) (unaudited)

	Q1 2016	Q4 2015	CHANGE
Net Revenue	$180.3 million	$178.0 million	+1.3%
Gross Profit	$47.2 million	$40.7 million	+15.8%
Gross Margin	26.2%	22.9%	+3.3%
GAAP Net Income Attributable to Shareholders	$13.1 million	$6.1 million	+113.5%
Non-GAAP Net Income Attributable to Shareholders	$13.5 million (1)	$6.5 million (2)	+107.2%
GAAP EPS (Per Diluted ADS, USD)	$0.076	$0.036	+113.4%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.078 (1)	$0.038 (2)	+107.1%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.

"We are pleased to report that we delivered sequential revenue growth despite 9 less working days during the quarter. Our 2016 first quarter revenue was $180.3 million. Gross margin for the quarter was 26.2%, marking the highest gross margin since our inception due to favorable product mix. First quarter GAAP earnings per diluted ADS came in at 7.6 cents. Both our 2016 first quarter gross margin and EPS exceeded our guidance provided in February while revenues came in within our guided range. However, the earthquake that hit in Tainan on February 6th did cause some delayed shipments of large panel driver ICs to one of our major customers during the quarter. Without the earthquake, we could have been at the high end of, if not beat, our revenue guidance. We do not expect further negative impact from the earthquake as that customer’s facilities have recovered entering the second quarter,” began Mr. Jordan Wu, President and Chief Executive Officer of Himax. “The strong result was due mainly to China’s panel capacity expansion and in-sourcing of local TV set makers, coupled with our large panel driver IC share gains. We also benefited from stronger than expected small and medium-sized driver IC momentum due to more positive end demand in China, the addition of a new major smartphone customer since the fourth quarter of 2015, and new shipment of AMOLED driver ICs. On top of that, accelerating AR/VR related business and other non-driver products lifted the revenues of our non-driver product segment.”

Mr. Wu concluded: “We are very encouraged to experience growth in both our driver and non-driver business segments as we have started to benefit from new business opportunities not enjoyed by many of our competitors. Our growth momentum stems from the successful implementation of a multi-year plan to diversify our products and customer base. Looking ahead, we expect these growth catalysts mentioned above to continue in 2016 and beyond, and we remain committed to our growth strategy.”

First Quarter 2016 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q1 2016%		Q1 2015%		% Change
Display drivers for large-sized panels	$65.7	36.4%	$57.6	32.2%	+14.1%
Display drivers for small/medium-sized panels	$79.4	44.1%	$87.0	48.6%	-8.7%
Non-driver products	$35.2	19.5%	$34.4	19.2%	+2.2%
Total	$180.3	100.0%	$179.0	100.0%	+0.7%

	Q1 2016%		Q4 2015%		% Change
Display drivers for large-sized panels	$65.7	36.4%	$62.1	34.9%	+5.8%
Display drivers for small/medium-sized panels	$79.4	44.1%	$81.9	46.0%	-3.0%
Non-driver products	$35.2	19.5%	$34.0	19.1%	+3.4%
Total	$180.3	100.0%	$178.0	100.0%	+1.3%

The first quarter revenue of $180.3 million represented a 1.3% sequential increase and a 0.7% increase from the same period last year. Revenue from large panel display drivers was $65.7 million, up 5.8% sequentially, and up 14.1% from a year ago. Large panel driver ICs accounted for 36.4% of the Company’s total revenues for the first quarter, compared to 34.9% in the last quarter and 32.2% a year ago. Without the earthquake mentioned earlier, Himax could have achieved double digit sequential growth it indicated earlier for this product line. Monitor demand continued to show strength for the past few quarters as UHD resolution models started to outgrow legacy models. TV remained the bright spot as in the last few quarters with 4K TV penetration doubled from the previous quarter. To sum up, if look only at China, driver IC business for TVs and large panel overall grew phenomenally both sequentially and year-over-year. In comparison, worldwide TV panel shipments actually declined over 10% during the same period compared to the previous quarter, according to market research firm IHS. The Company’s leading market share in China, coupled with rapid capacity ramping of Chinese panel customers and more in-sourcing from their local set maker customers, have led to this favorable result. It is especially worth highlighting that Himax’s engineering collaboration and design-in activities with Chinese panel customers remain robust despite the soft market sentiment.

Revenue for small and medium-sized drivers came in slightly better than guided at $79.4 million, down 3.0% sequentially and down 8.7% from the same period last year. Driver ICs for small and medium-sized applications accounted for 44.1% of total sales for the first quarter, as compared to 46.0% in the previous quarter and 48.6% a year ago. The main reason behind the year-over-year decline was the slowdown of business from the Company’s primary Korean end customer as they replaced much of the use of LCD displays, for which Himax was a major IC vendor, with AMOLED displays for their smartphone products. Himax only started the shipment of AMOLED driver IC in March 2016, thereby creating a gap in the small and medium sized business compared to the same period last year. Without this, the Company’s small and medium driver grew mid-teens versus the same period last year while smartphone driver ICs grew over 20%. Sequentially, first quarter sales for smartphones grew low single digit despite fewer working days around Chinese New Year. The positive momentum came from Himax’s Chinese smartphone customers, including a new first-tier player that was added at the end of the fourth quarter of 2015, launching new models and replenishing inventories. But again, the strength was offset by double digit sequential decline in tablets.

As in the last few years, the best-performing category among driver ICs used in small and medium-sized panels continued to be those used in automotive with Q1 revenue up 4% from the previous quarter. It grew double digit from the same period last year.

Revenues from non-driver businesses were $35.2 million, up 3.4% sequentially and up 2.2% from the same period last year. Non-driver products accounted for 19.5% of total revenues, as compared to 19.1% in the previous quarter and 19.2% a year ago. The sequential growth in the non-driver segment was mainly driven by AR/VR related businesses as LCOS and WLO revenues more than doubled during the quarter. Himax has been making shipments for multiple customers, including a major U.S. customer who has recently started shipping their new AR devices. Additionally, timing controller, ASIC service and CMOS image sensor product lines also enjoyed sequential growth due to mass production of new design wins. The year-over-year growth was also led by AR/VR related businesses and timing controllers, partially offset by the deceleration in out-cell touch controllers.

GAAP gross margin for the first quarter was 26.2%, a 330 basis points increase from 22.9% in the previous quarter and up 50 basis points from 25.7% in the same period last year, exceeding the original guidance of 25%. The margin improvement mainly came from better product mix in small and medium-sized driver ICs and non-driver product segments. Major contributors included the accelerating higher end FHD driver IC for smartphones and strong development fees from AR/VR related businesses, as well as improving gross margins for the CMOS image sensor and touch controller product lines. Gross margin expansion was also a testament to Himax cost reduction measures. Gross margin improvement remains one of the Company’s business focuses.

First quarter GAAP operating expenses were $32.0 million in the first quarter of 2016, down 0.4% from the previous quarter and up 5.3% from a year ago. First quarter operating expenses included a one-time donation of NT$10 million, or US$0.3 million, to the earthquake relief fund initiated by the Tainan Municipal Government. Operating expenses increased from the first quarter of 2015 due to higher expenses for additional headcount to support new AR/VR projects, annual salary increases, and increase in R&D expenses. Himax continues to streamline core business R&D activities and implement other expense control measures.

GAAP operating income for the first quarter of 2016 was $15.2 million or 8.4% of sales, up 76.3% sequentially and down 3.0% year-over-year.

Reported GAAP net income for the first quarter was $13.1 million, or 7.6 cents per diluted ADS, compared to GAAP net income of $6.1 million, or 3.6 cents per diluted ADS, in the previous quarter and GAAP net income of $12.6 million, or 7.3 cents per diluted ADS, for the same period last year. GAAP net income increased 113.5% from the previous quarter and increased 4.2% year-over-year. GAAP EPS exceeded the Company’s 5.5 to 7.5 cents guided range.

In the Company’s last earnings call, it has assumed a 20% income tax rate, calculated based on exchange rate of NTD 33.45 against the USD, the exchange rate at the beginning of February 2016. As it turned out, the NTD has appreciated against the USD since February. Himax has thus adjusted its income tax rate to 15%.

The sequential and year-over-year profit increase was a combination of higher revenue, much improved gross margin, together with lower income tax.

First quarter non-GAAP net income, which excludes the share-based compensation and acquisition-related charges, was $13.5 million, or 7.8 cents per diluted ADS, compared to $6.5 million last quarter and $13.1 million the same period last year. This represents an increase of 107.2% sequentially and increase of 2.9% year-over-year.

Balance Sheet and Cash Flow

Himax had $168.0 million of cash, cash equivalents and marketable securities at the end of March 2016, compared to $178.8 million at the same time last year and $148.3 million a quarter ago. On top of the above cash position, restricted cash was $180.5 million at the end of the quarter. The restricted cash is mainly used to guarantee the company’s short term loan for the same amount. Himax continues to maintain a very strong balance sheet and remains a debt-free company.

Inventories as of March 31, 2016 were $182.8 million, down from $186.1 million a year ago and up from $171.4 million a quarter ago. Himax was able to lower the inventory year-over-year because of demand rebound. The sequentially higher inventory shows the Company’s confidence in strong quarters to come. Accounts receivable at the end of March 2016 were $173.0 million as compared to $192.7 million a year ago and $177.2 million last quarter. DSO was 87 days at the end of March 2016, as compared to 97 days a year ago and 93 days at end of the last quarter. The decrease of DSO was due to more efficient cash collection from credit sales.

Net cash inflow from operating activities for the first quarter was $21.5 million as compared to an outflow of $3.7 million for the first quarter of 2015 and an inflow of $25.9 million for the fourth quarter of 2015. The year-over-year increase is mainly due to lower working capital. The sequential decrease in cash flow was a result of higher net profit offset by higher working capital.

Capital expenditures were $2.2 million in the first quarter of 2016 versus $1.8 million a year ago and $3.6 million last quarter. The capital expenditure in the first quarter consisted mainly of facility updates and capacity expansion for LCOS and WLO product lines.

Share Buyback Update

As of March 31, 2016, Himax had 171.9 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.4 million.

2016 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Nadiya Chen and Ms. Penny Lin, internal IR Managers, and Mr. John Mattio, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences in the U.S. and Hong Kong. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The Company provided an overview of the trends developing in the industry in its last earnings call, and illustrated how Himax could stand out as a unique beneficiary from them and keep its business resilient to the current macro headwinds. The Company is glad that it had a good start this year and that should be the beginning of a long term growth. The impressive momentum of the Company’s large panel driver ICs for TV application will continue to come from accelerating 4K TV penetration. Himax is a unique beneficiary of its Chinese customers’ continued panel capacity expansion at a time when Chinese TV makers are sourcing more panels locally and starting to make more export. Equally important, the Company finally saw smartphone driver IC order rebounds in China coming from end customers’ restocking and new model launches in the first quarter of 2016, backed by more 4G smartphone proliferation. Small revenue contribution from TDDI will start in the second quarter but Himax believes it will accelerate thereafter. Sales for automotive applications, where the Company has a leading market share, will continue to show strong growth as more and larger panels are going into vehicles. For non-driver products, 2016 will be the year for Himax to see a bigger revenue percentage generated by LCOS and WLO product lines as shipments to its major customers started to take off. The Company is also on track regarding tapping into new territories such as IoT and machine vision with its latest CIS and WLO product offerings as stated in the recent technology press releases. Other non-driver products such as timing controllers and ASIC services will also continue the growth momentum as they are adopted by panel manufacturers for many new product areas. Overall, Himax is seeing strong momentum across all major product lines and feel excited about the growth prospect of 2016, despite the uncertain economic environment.

Following a strong first quarter, though somewhat dented by the earthquake, large panel driver ICs should grow again by high single digit sequentially and more than 25% year-over-year, with China and 4K TV still the major growth engines. Himax expects its 4K TV to remain at high teens percentage of the Company’s total TV driver sales in the second quarter, with such strength mainly from Chinese panel makers focusing on high end models. For reasons detailed earlier, the Company expects sales from its Chinese panel customers to almost double year-over-year.

The other segment in driver business is ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Second quarter smartphones sales look set to continue its growth by more than 20% sequentially as the outlook for end-market demand is more optimistic and China’s local mobile operators have started to offer subsidies on smartphone purchases. Himax’s end customers are aggressively launching new models, replenishing inventories in an effort to gaining market share. Since Himax is the early mover in the AMOLED driver IC technology, the Company has been collaborating with multiple panel customers across Korea, China and Japan for AMOLED product development and the Company is seeing more design-ins at these panel makers, reaffirming its technology leadership. Himax believes that AMOLED driver ICs will be one of the critical future growth engines of its small panel driver IC business, especially with quite a few new AMOLED fabs being built in China where the Company has the most comprehensive coverage.

Among driver ICs used in small and medium-sized panels, the best-performing category has been automotive in recent years. Himax anticipates Q2 revenue to grow more than 30% year-over-year. In this product segment, after two strong years, the Company still expects to see robust and sustainable growth throughout 2016 and beyond. Himax’s confidence comes from the fact that higher resolution and larger panels are gradually becoming mainstream for automotive applications. With numerous top automobile brands having been Himax’s indirect end customers, it is well positioned to take advantage of this fast growing market. However, driver ICs used in tablets, as previously indicated, remain weak in Q2, although the decline will likely slow down. Overall, the Company expects small and medium-sized driver IC segment in the second quarter to be up double digit sequentially.

For the past few years, non-driver business segment has been the Company’s most exciting growth segment and a differentiator for Himax. New product developments continue to evolve and gain traction, and the Company remains positive on the long-term growth prospect of its non-driver businesses.

The Company expects around 20% growth in its non-driver products for the second quarter, with non-driver representing the highest percentage of total revenues since the Company’s inception. Looking ahead, many of the Company’s non-driver products, including CMOS image sensor, timing controller, touch panel controller, power management IC, ASIC service, wafer level optics and LCOS microdisplay, are set to grow significantly in 2016 and the years ahead.

First onto the touch panel controller product line. Himax expects on-cell to emerge as the new mainstream touch technology in 2016. The Company’s on-cell sales started to accelerate in late first quarter with shipments to Chinese and Japanese smartphone makers and it expects the momentum to be carried into the second quarter. Himax has also launched force touch products, a new feature to the touch panel, and already secured design-wins from leading smartphone makers for their 2016 models. Furthermore, Himax is one of the pioneers in offering TDDI solutions for the state-of-art in-cell panels, and is in partnerships with essentially all of the panel manufacturers in pure in-cell touch for joint technological development. As announced on April 19th, the Company started mass production and volume shipment for a leading Chinese smartphone customer. Himax is seeing the use of in-cell display with TDDI rapidly becoming the preferred choice for end product customers’ new high end smartphone designs. The volume shipment record validates Himax’s leading pioneer position and confirms the industry’s trend towards pure in-cell panels. The Company anticipates several TDDI design-wins to enter mass production at additional Chinese and Korean smartphone customers and panel makers this year and expects meaningful contribution from TDDI in 2016 and beyond.

Moving on to Himax’s most exciting AR/VR related businesses. Over the last quarter, the level of excitement in the industry as well as capital markets reached a new high as numerous new AR/VR devices were launched with some of them even started making shipment. New applications and markets are advancing. Himax’s design engagements with current and new customers now cover leading companies in gaming, search, mobile, social media, military, automotive and consumer electronics industries; many of them have committed huge amounts of R&D and capital to capture the rapidly expanding future of this game changing product category. Having invested in related technologies for over 15 years, Himax is uniquely positioned as the provider of choice for microdisplay and related optics to enable AR, which is projected by many market research firms to be grabbing a lion’s share in the addressable market of AR/VR in the long term.

As some of the Company’s major customers have already started shipment, Himax saw phenomenal growth from LCOS and WLO product lines in the first quarter. And in the second quarter, revenues from LCOS and WLO are expected to triple again sequentially. Though the Company doesn’t expect big volume from the early generation products of its customers this year, it already sees positive top line and bottom line contribution from these two product areas this year. Himax is confident that LCOS and WLO will account for a significant portion of the Company’s business longer term. Over the past couple of months, Himax has been seeing constant additions of new or existing customers concurrently working on multiple future generation AR designs/devices using Himax’s LCOS and/or WLO for a variety of new applications. These applications range from various glass type AR devices to toys, industrial helmets and head-up displays for automotive. The Company currently has more than 30 customers using its LCOS and/or WLO for their AR devices and optical engine designs, with the vast majority of them in the U.S. When adopted, Himax’s LCOS and WLO typically represent two of the parts with the highest value in an AR product’s bill-of-materials. The models Himax is joint-developing with some of these largest, most recognized companies in the world for consumer market launches will advance the entire sector. Himax believes this is just the beginning of a long term growth story.

As for VR applications, the continuous efforts of Himax’s customers in introducing new products aiming for consumer market are encouraging. Analysts and market research firms are also excited about the technology. The Company has been developing customized chips with high refresh rate to perfect the performance of VR displays in the next generation OLED panels with two top-notch VR players. Himax has also engaged potential new customers on their VR initiatives and started to see certain VR customers showing interests in Himax’s AR related product offerings. This reaffirms the Company’s leading position in OLED driver IC technologies and also leverages the long-standing excellence of its timing controllers, power management ICs, and ASIC services. Himax expects mass production to start in late 2016 to early 2017.

It is also worth highlighting that the Company’s CMOS image sensor product line stabilized in the first quarter, rebounding from its trough in 2015. Looking into the second quarter, there will be mass production of several design wins for notebooks and increased shipments for multimedia applications. Himax briefly introduced its new smart sensor product lines to be used in new applications across smartphones, tablets, AR/VR devices, IoT and artificial intelligence in press releases and last earnings call. This includes the ultra-low-power QVGA CMOS image sensor and the Diffractive Optical Element (“DOE”) integrated WLO laser diode collimator to be paired with a Near Infrared (NIR) sensor. The Company believes the former is by far the lowest power CIS in the industry with similar resolution. It can therefore be applied in a constant state of operation, enabling “always on”, contextually aware, computer vision capabilities. Regarding DOE integrated WLO laser diode collimator with NIR sensor, Himax believes this is the most effective total solution for 3D sensing and detection in the smallest form factor. This breakthrough allows the solution to be easily integrated into next-generation consumer electronics. Currently, Himax is making good progress and has seen encouraging and increasing customer responses. Himax will report the developments in this new territory in due course.

Second Quarter 2016 Guidance

The Company is providing the following financial guidance for the second quarter of 2016:

Net Revenue:  To be up 7.5 to 12.5% sequentially, representing a 14.6 to 19.9% year-over-year growth

Gross Margin: To be around 26%, representing an increase of 220 basis points year-over-year

GAAP EPS:     8.5 to 10.5 cents per diluted ADS, representing a 66.7 to 105.9% year-over-year growth

In providing the above earnings guidance, the Company has assumed a 15% income tax rate, calculated based on exchange rate of NTD 32.4 against the USD, which is also the exchange rate as of beginning of May 2016.

HIMAX TECHNOLOGIES FIRST QUARTER 2016 EARNINGS CONFERENCE CALL

DATE:	Thursday, May 12th, 2016
TIME:	U.S. 8:00 a.m. EDT
DIAL IN:	Taiwan 8:00 p.m.
U.S. +1 (866) 444-9147
CONFERENCE ID:	INTERNATIONAL +1 (678) 509-7569
WEBCAST:	88294326
http://edge.media-server.com/m/p/rxzafbyj

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EDT on May 19th, 2016 (12:59 p.m. Taiwan time, May 20th, 2016) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 88294326. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 11th, 2017.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,819 patents granted and 511 patents pending approval worldwide as of March 31, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Nadiya Chen, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext. 22513
Fax: +886-2-2314-0877
Email: nadiya_chen@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative

John Mattio, Founder
Lamnia International, LLC.
Tel: +1 (203) 885 -1099
Direct: +1 (203) 885 -1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2016	2015	2015

Revenues	$180,319	$179,045	$177,977

Costs and expenses:
Cost of revenues	133,144	133,013	137,243
Research and development	23,402	21,300	22,575
General and administrative	4,581	4,493	4,544
Sales and marketing	4,013	4,591	5,004
Total costs and expenses	165,140	163,397	169,366

Operating income	15,179	15,648	8,611

Non operating income (loss):
Interest income	229	202	188
Gains (losses) on sale of securities, net	(41)	90	159
Equity in income (losses) of equity method investees	(161)	(50)	262
Foreign currency exchange losses, net	(215)	(313)	(28)
Interest expense	(179)	(114)	(141)
Other income (losses), net	(10)	14	(77)
	(377)	(171)	363
Earnings before income taxes	14,802	15,477	8,974
Income tax expense	2,220	3,916	3,759
Net income	12,582	11,561	5,215
Net loss attributable to noncontrolling interests	506	1,004	915
Net income attributable to Himax Technologies, Inc. stockholders	$13,088	$12,565	$6,130

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.076	$0.073	$0.036
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.076	$0.073	$0.036

Basic Weighted Average Outstanding ADS	172,303	171,608	172,303
Diluted Weighted Average Outstanding ADS	172,352	172,185	172,303

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December
	2016	2015	31, 2015
Share-based compensation
Cost of revenues	$26	$7	$27
Research and development	161	312	160
General and administrative	70	132	70
Sales and marketing	20	84	20
Income tax benefit	(48)	(127)	(47)
Total	$229	$408	$230

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$194	$237
Income tax benefit	(99)	(83)	(98)
Total	$147	$111	$139

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	March 31, 2016	December 31, 2015	March 31, 2015
Assets
Current assets:
Cash and cash equivalents	$150,521	$129,829	$176,362
Investments in marketable securities available-for-sale	17,441	18,511	2,407
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	173,025	177,198	192,715
Inventories	182,814	171,374	186,143
Deferred income taxes	3,372	3,306	6,724
Restricted cash, cash equivalents and marketable securities	180,451	180,442	130,180
Prepaid expenses and other current assets	19,343	17,175	19,106
Total current assets	726,967	697,835	713,637
Investment in non-marketable equity securities	11,211	11,211	11,211
Equity method investments	3,490	3,648	3,666
Property, plant and equipment, net	52,654	54,461	54,879
Deferred income taxes	982	871	566
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,913	4,161	4,085
Other assets	2,036	2,012	1,948
	102,424	104,502	104,493
Total assets	$829,391	$802,337	$818,130
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$180,000	$180,000	$130,000
Accounts payable	138,662	124,423	148,657
Income taxes payable	14,775	12,139	22,187
Deferred income taxes	141	138	35
Other accrued expenses and other current liabilities	32,939	36,030	27,642
Total current liabilities	366,517	352,730	328,521
Other liabilities	4,647	4,610	5,546
Total liabilities	371,164	357,340	334,067
Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 343,815,424 shares, 343,815,424 shares and 342,425,144 shares outstanding at March 31, 2016, December 31, 2015 and March 31, 2015, respectively	107,010	107,010	107,010
Additional paid-in capital	105,618	105,355	108,357
Treasury shares, at cost, 12,884,058 shares, 12,884,058 shares and 14,274,338 shares at March 31, 2016, December 31, 2015 and March 31, 2015, respectively	(9,157)	(9,157)	(10,144)
Accumulated other comprehensive loss	(1,553)	(1,879)	(311)
Unappropriated retained earnings	250,462	237,375	280,831
Himax Technologies, Inc. stockholders’ equity	452,380	438,704	485,743
Noncontrolling interests	2,191	2,637	(5,336)
Total equity	454,571	441,341	480,407
Total liabilities, redeemable noncontrolling interest and equity	$829,391	$802,337	$818,130

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2016	2015	2015

Cash flows from operating activities:
Net income	$12,582	$11,561	$5,215
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,450	3,966	3,407
Bad debt expense	---	---	310
Share-based compensation expenses	277	535	277
Gain on disposals of equity method investment	---	(88)	---
Loss (gain) on disposals of marketable securities, net	41	(2)	(159)
Equity in losses (income) of equity method investees	161	50	(262)
Deferred income tax expense (benefit)	(179)	908	1,665
Inventories write downs	2,710	1,993	2,445
Changes in:
Accounts receivable	4,199	26,636	(9,583)
Inventories	(14,150)	(22,031)	3,875
Prepaid expenses and other current assets	(628)	590	8,977
Accounts payable	14,240	(30,671)	12,427
Income taxes payable	2,651	3,141	(749)
Other accrued expenses and other current liabilities	(3,839)	(219)	(1,594)
Other liabilities	(10)	(80)	(385)
Net cash provided by (used in) operating activities	21,505	(3,711)	25,866

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,202)	(1,842)	(3,567)
Purchases of available-for-sale marketable securities	(6,596)	(4,426)	(16,498)
Proceeds from disposals of available-for-sale marketable securities	7,968	4,428	17,520
Purchase of equity method investment	---	(3,690)	---
Proceeds from disposals of equity method investment	---	179	---
Proceeds from (repayments of) refundable deposits, net	6	(26)	13
Pledges of restricted cash, cash equivalents and marketable securities	(12)	(3)	---
Cash received from the acquisition of Liqxtal, net of cash paid of $1,780	---	---	341
Net cash used in investing activities	(836)	(5,380)	(2,191)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,			Three Months Ended December 31,
		2016	2015	2015
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$	---	$3	$4
Purchases of subsidiary shares from noncontrolling interests		(1)	(9)	(145)
Proceeds from short-term debt		61,000	140,000	92,303
Repayments of short-term debt		(61,000)	(140,000)	(92,303)
Net cash used in financing activities		(1)	(6)	(141)
Effect of foreign currency exchange rate changes on cash and cash equivalents		24	(7)	(92)
Net increase (decrease) in cash and cash equivalents		20,692	(9,104)	23,442
Cash and cash equivalents at beginning of period		129,829	185,466	106,387
Cash and cash equivalents at end of period		$150,521	$176,362	$129,829

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$187	$74	$79
Income taxes		$71	$100	$350

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment		$1,388	$1,382	$1,948
Decrease in payable for purchases of equipment and asset retirement obligations		814	460	1,619
Cash paid		$2,202	$1,842	$3,567

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2016	2015	2015
Revenues	$180,319	$179,045	$177,977

Gross profit	47,175	46,032	40,734
Add: Share-based compensation – cost of revenues	26	7	27
Gross profit excluding share-based compensation	47,201	46,039	40,761
Gross margin excluding share-based compensation	26.2%	25.7%	22.9%

Operating income	15,179	15,648	8,611
Add: Share-based compensation	277	535	277
Operating income excluding share-based compensation	15,456	16,183	8,888
Add: Acquisition-related charges –intangible assets amortization	246	194	237
Operating income excluding share-based compensation and acquisition-related charges	15,702	16,377	9,125
Operating margin excluding share-based compensation and acquisition-related charges	8.7%	9.1%	5.1%
Net income attributable to Himax Technologies, Inc. stockholders	13,088	12,565	6,130
Add: Share-based compensation, net of tax	229	408	230
Add: Acquisition-related charges, net of tax	147	111	139
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	13,464	13,084	6,499
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	7.5%	7.3%	3.7%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. stockholders Excluding Share-Based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
Three Months Ended March 31, 2016
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.076
Add: Share-based compensation per ADS	$0.001
Add: Acquisition-related charges per ADS	$0.001

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.078

Numbers do not add up due to rounding